UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             RF MICRO DEVICES, INC.
                             ----------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    749941100
                                    ---------
                                 (CUSIP Number)

                                February 13, 2008
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 10

CUSIP NO. 749941100                                          Page 2 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.    [   ]
                                        b.    [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          15,837,171
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         15,837,171
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    15,837,171

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person (See Instructions)

                                    OO, IA

CUSIP NO. 749941100                                          Page 3 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.    [   ]
                                        b.    [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         15,837,171
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   15,837,171

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    15,837,171

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO. 749941100                                          Page 4 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ROBERT SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.    [   ]
                                        b.    [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         15,837,171
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   15,837,171

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    15,837,171

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO. 749941100                                          Page 5 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JONATHAN SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.    [   ]
                                        b.    [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         15,837,171
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   15,837,171

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    15,837,171

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO. 749941100                                          Page 6 of 14 Pages


Item     1(a)     Name of Issuer: RF Micro Devices, Inc. (the "Issuer").

         1(b)     Address of the Issuer's Principal Executive Offices:

                  7628 Thorndike Road
                  Greensboro, NC 27409-9421

Item     2(a)     Name of Person Filing

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)    Soros Fund Management LLC ("SFM LLC");

                  ii)   George Soros;

                  iii)  Robert Soros; and

                  iv)   Jonathan Soros.

                  This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item     2(b)     Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item     2(c)     Citizenship:

                  i)    SFM LLC is a Delaware limited liability company;

                  ii)   George Soros is a United States citizen;

                  iii)  Robert Soros is a United States citizen; and

                  iv)   Jonathan Soros is a United States citizen.

Item     2(d)     Title of Class of Securities:

                  Common Stock, no par value (the "Shares").

Item     2(e)     CUSIP Number:

                  749941100

CUSIP NO. 749941100                                          Page 7 of 14 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item     4(a)     Amount Beneficially Owned:

                  As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 15,837,171 Shares. This number consists of 110,000 Shares and 15,727,171 Shares issuable upon conversion of the 1.50% Convertible Notes due 2010 (the "Convertible Notes") beneficially owned by the Reporting Persons.

Item     4(b)     Percent of Class:

                  As of the date hereof, assuming full conversion of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.15% of the total number of Shares outstanding.

Item     4(c)     Number of shares as to which such person has:

         SFM LLC
         -------
         (i)       Sole power to vote or direct the vote:             15,837,171

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                     15,837,171

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         George Soros
         ------------
         (i)       Sole power to vote or direct the vote:                      0

         (ii)      Shared power to vote or to direct the vote         15,837,171

         (iii)     Sole power to dispose or to direct the
                   disposition of                                              0

         (iv)      Shared power to dispose or to direct the
                   disposition of                                     15,837,171

         Robert Soros
         ------------
         (i)       Sole power to vote or direct the vote:                      0

         (ii)      Shared power to vote or to direct the vote         15,837,171

         (iii)     Sole power to dispose or to direct the
                   disposition of                                              0

         (iv)      Shared power to dispose or to direct the
                   disposition of                                     15,837,171

CUSIP NO. 749941100                                          Page 8 of 14 Pages


         Jonathan Soros
         --------------
         (i)       Sole power to vote or direct the vote:                      0

         (ii)      Shared power to vote or to direct the vote         15,837,171

         (iii)     Sole power to dispose or to direct the
                   disposition of                                              0

         (iv)      Shared power to dispose or to direct the
                   disposition of                                     15,837,171

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 749941100                                          Page 9 of 14 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2008                    SOROS FUND MANAGEMENT LLC

                                            By:    /s/ Jay Schoenfarber
                                                   -----------------------------
                                                   Jay Schoenfarber
                                                   Assistant General Counsel


Date:  February 25, 2008                    GEORGE SOROS

                                            By:    /s/ Jay Schoenfarber
                                                   -----------------------------
                                                   Jay Schoenfarber
                                                   Attorney-in-Fact


Date:  February 25, 2008                    ROBERT SOROS

                                            By:   /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact


Date:  February 25, 2008                    JONATHAN SOROS

                                            By:   /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact

CUSIP NO. 749941100                                          Page 10 of 14 Pages



                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.          Joint Filing Agreement,  dated as of February 25, 2008,
            by and among Soros Fund Management LLC, George Soros,
            Robert Soros, and Jonathan Soros.......................           11

B.          Power of Attorney,  dated June 16, 2005,  granted by
            George Soros in favor of Armando T. Belly,  Jodye
            Anzalotta,  Maryann Canfield, Jay Schoenfarber, and
            Robert Soros...........................................           12

C.          Power of  Attorney,  dated as of October 3, 2007,
            granted by Robert Soros in favor of Armando T. Belly,
            Jodye Anzalotta,  Maryann Canfield, Jay Schoenfarber,
            and David Taylor.......................................           13

D.          Power of Attorney, dated as of October 3, 2007, granted
            by Jonathan Soros in favor of Armando T. Belly, Jodye
            Anzalotta, Maryann Canfield, Jay Schoenfarber, and
            David Taylor...........................................           14

CUSIP NO. 749941100                                          Page 11 of 14 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, no par value, of RF Micro Devices, Inc., dated as of February 25, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 25, 2008                    SOROS FUND MANAGEMENT LLC

                                            By:    /s/ Jay Schoenfarber
                                                   -----------------------------
                                                   Jay Schoenfarber
                                                   Assistant General Counsel


Date:  February 25, 2008                    GEORGE SOROS

                                            By:    /s/ Jay Schoenfarber
                                                   -----------------------------
                                                   Jay Schoenfarber
                                                   Attorney-in-Fact


Date:  February 25, 2008                    ROBERT SOROS

                                            By:   /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact


Date:  February 25, 2008                    JONATHAN SOROS

                                            By:   /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact

CUSIP NO. 749941100                                          Page 12 of 14 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

      All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

      Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

      This power of attorney shall be valid from the date hereof until revoked by me.

      IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                    GEORGE SOROS

                                    /s/ Daniel Eule
                                    --------------------------------------------
                                    Daniel Eule
                                    Attorney-in-Fact for George Soros

CUSIP NO. 749941100                                          Page 13 of 14 Pages


                                    EXHIBIT C

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

      All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

      This power of attorney shall be valid from the date hereof until revoked by me.

      IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

                                     ROBERT SOROS

                                     /s/ Robert Soros
                                     -------------------------------------------

CUSIP NO. 749941100                                          Page 14 of 14 Pages


                                    EXHIBIT D

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

      All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

      This power of attorney shall be valid from the date hereof until revoked by me.

      IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

                                    JONATHAN SOROS

                                    /s/ Jonathan Soros
                                    --------------------------------------------